HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	1,623,566
Distribution fees receivable		126,444
Accrued investment income		106
Commission income receivable		9,376
Deferred tax asset		36,131
Current tax recoverable		2,411
Total assets	$	1,798,034

Liabilities and Stockholder's Equity

Liabilities:		
Payables to affiliates		29,770
Income tax payable to Parent		28,040
Accrued expenses and other liabilities		302,632
Total liabilities	$	360,442
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		1,322,592
Total stockholder's equity		1,437,592
Total liabilities and stockholder's equity	$	1,798,034

See accompanying notes to financial statements.